March 1, 2018

Securities and Exchange Commission
100 F. Street, N.E.

Washington, D.C. 20549
Attention: David L. Orlic, Senior Counsel, Division of Investment Management

Re:	The Royce Fund (the “Trust”)
File Nos. 002-80348 and 811-03599

Dear Mr. Orlic:

By way of background, the Trust filed Post-Effective Amendment No. 135 under the Securities Act of 1933, as amended (the “1933 Act”), and Amendment No. 137 under the Investment Company Act of 1940, as amended (the “1940 Act”), to the Trust’s Registration Statement on Form N-1A (the “Prior Amendment”) with the Securities and Exchange Commission (the “Commission”) on December 29, 2017. The Prior Amendment was filed to reflect the addition of newly-created Institutional Class shares of Royce International Premier Fund (the “Fund”), a series of the Trust. The Prior Amendment was scheduled to go effective automatically sixty (60) after its filing (i.e., February 27, 2017) pursuant to Rule 485(a)(1) under the 1933 Act.

After receiving telephonic comments from you regarding the Prior Amendment, the Trust filed Post-Effective Amendment No. 136 under the 1933 Act and Amendment No. 138 under the 1940 Act to the Trust’s Registration Statement on Form N-1A with the Commission on February 26, 2018 (the “BXT Amendment”). The BXT Amendment, which was filed pursuant to Rule 485(b) under the 1933 Act, designated a new effective date of March 2, 2018 for the Prior Amendment.

Today, the Trust is filing Post-Effective Amendment No. 137 under the 1933 Act and Amendment No. 139 under the 1940 Act to the Trust’s Registration Statement on Form N-1A (the “Current Amendment”) with the Commission. The Current Amendment also relates to the addition of newly-created Institutional Class shares of the Fund. It is proposed that the Current Amendment go effective automatically on May 1, 2018 pursuant to Rule 485(a)(1) under the 1933 Act.

This letter is in response to such telephonic comments received from you regarding the Prior Amendment. Set forth below are the Commission staff’s telephonic comments in italics along with the Trust’s responses to those comments. As noted below, the Trust hereby undertakes to incorporate its responses to Comment No. 1 and Comment No. 15 and to make non-material updating changes in a subsequent post-effective amendment to its Registration Statement on Form N-1A that will be filed with the Commission pursuant to Rule 485(b) under the 1933 Act prior to May 1, 2018 (referred to herein as the “Subsequent Amendment”). The Current Amendment incorporates the Trust’s responses to the remainder of the Commission staff’s comments as set forth below. Capitalized terms used herein and not otherwise defined herein shall have the meanings given to them in the Current Amendment.

  Comment: Please provide all fee, expense, and performance information, all financial highlights, and all results of operations throughout the Prospectus and Statement of Additional Information as of the most recently completed calendar year-end or fiscal year-end, as applicable, as required by Form N-1A. In addition, please incorporate by reference the Fund’s audited financial statements contained in its annual shareholder report for its most recently completed fiscal year into the Statement of Additional Information and include a consent of the Trust’s independent registered public accounting firm as an exhibit to the Trust’s Registration Statement on Form N-1A.

Response: The Trust hereby undertakes to provide in the Subsequent Amendment all fee, expense, and performance information, all financial highlights, and all results of operations as of December 31, 2017 (i.e., the most recently completed calendar year-end and the Trust’s most recently completed fiscal year-end) as required by Form N-1A. The Trust further undertakes to incorporate by reference the audited financial statements included in the Funds’ Annual Reports to Shareholders for the fiscal year ended December 31, 2017 into the Statement of Additional Information and to include a consent of Pricewaterhouse Coopers LLP, the Trust’s independent registered public accounting firm, as an exhibit to the Subsequent Amendment.

  Comment: Please revise the Prospectus disclosure under the heading “Performance” to indicate that performance information for: (i) Institutional Class shares of the Fund is not included in the Prospectus because such shares were not sold prior to December 31, 2017 and (ii) Service Class shares of the Fund, which are offered by means of a separate prospectus, is instead provided.

Response: The requested changes were made in the Current Amendment.

  Comment: Please add disclosure to the Prospectus that the Fund’s investment objective may be changed without shareholder approval.

Response: The requested disclosure was added to the Current Amendment.

  Comment: Please revise the Prospectus disclosure appearing in the first sentence under the heading “The Fund’s Investment Universe” so that it states that the “large and diverse universe of companies available for investment by the Fund primarily consists of those with market capitalizations up to $3 billion.”

Response: The requested change was made in the Current Amendment.

  Comment: To the extent the Fund invests a substantial portion of its assets in companies that are headquartered in a single country, please identify such country and any attendant risks.

Response: As of December 31, 2017, the Fund invested less than 18% of its assets in companies that were headquartered in any single country.

  Comment: The Prospectus disclosure appearing under the heading “Investing in Foreign Securities” provides that “Royce defines “foreign” as those securities of companies headquartered outside of the United States.” Please supplementally explain to the Commission staff how such criterion ensures that such investments are economically tied to areas outside of the United States.

Response: The Fund notes that “principal place of business” is used in common parlance to refer to the head office of a business where the books and records are kept and/or management works or the “nerve center” of a business. The Fund uses the term “headquartered” outside of the United States as a plain English description for a company’s “principal place of business” outside of the United States. We submit that the Trust’s use of “headquartered” outside of the United States as the standard for determining a “foreign” issuer is consistent with long-standing Commission practices and guidance and is consistent with Section 35(d) of the 1940 Act. We respectfully submit that an issuer’s maintenance of its headquarters (i.e., its principal place of business) outside of the United States is itself strong evidence of its operational, legal, financial, and/or economic ties to non-U.S. jurisdictions. We note that in the release proposing Rule 35d-1 under the 1940 Act (Release No. IC-22530), it was proposed that maintenance of a principal place of business was one of three possible criteria that could be used to determine whether securities of an issuer are tied economically to a particular country or region:

(i)	securities of issuers that are organized under the laws of the country or of a country within the geographic region suggested by the company’s name or that maintain their principal place of business in that country or region;
(ii)	securities that are traded principally in the country or region suggested by the company’s name; or
(iii)	securities of issuers that, during the issuer’s most recent fiscal year, derived at least 50% of their revenues or profits from goods produced or sold, investments made, or services performed in the country or region suggested by the company's name or that have at least 50% of their assets in that country or region. [1]

In light of the Commission’s historical guidance on this matter, we believe the Fund’s use of the issuer’s headquarters to determine that the issuer is economically tied to a particular country or region is appropriate.

  [1] The proposing release noted that “[s]ubstantially the same 3 criteria have been used to date by the Division to determine whether names of investment companies that focus their investments in particular countries or geographic regions are consistent with section 35(d).”

  Comment: For each Portfolio Manager identified in the Prospectus, please disclose how long the Portfolio Manager has served in such capacity in respect of the Fund as required by Form N-1A.

Response: The Prospectus disclosure under the heading “Investment Adviser and Portfolio Management” provides each Portfolio Manager’s length of service in such capacity in respect of the Fund as required by Form N-1A.

  Comment: Please compare the disclosure in the Prospectus under the heading “General Shareholder Information−Other Redemption Information” regarding the payment of redemption proceeds to shareholders who hold their shares directly with the Fund’s transfer agent versus those who hold their shares through financial intermediaries and revise to increase clarity as appropriate.

Response: The relevant disclosure was revised.

  Comment: Please revise the Prospectus disclosure under the heading “General Shareholder Information−Other Redemption Information” regarding redemptions-in-kind so that it discloses that the applicable redeeming shareholders: (i) will receive a pro rata distribution of the Fund’s portfolio securities or representative securities baskets, as applicable, and (ii) may incur adverse tax consequences in connection with any disposal of portfolio securities received as part of a redemption-in-kind.

Response: Responsive disclosure from the Funds’ redemption-in-kind procedures was added to the Current Amendment.

  Comment: Please revise the Prospectus disclosure under the heading “General Shareholder Information−Other Redemption Information” regarding the postponement of the payment of redemption proceeds beyond seven days so that it tracks the language of Section 22(e) of the 1940 Act.

Response: The requested disclosure was added to the Current Amendment.

  Comment: Please include an explanatory note related to Fundamental Investment Restriction No. 6 which notes that foreign government securities are not deemed to be securities of foreign issuers for purposes of such restriction.

Response: The requested disclosure was added to the Current Amendment.

  Comment: Please add disclosure to the Statement of Additional Information under the heading “Investment Policies and Limitations” that the Funds’ operating policies may be changed by the Board without shareholder approval.

Response: The requested disclosure was added to the Current Amendment.

  Comment: Please add disclosure to the Statement of Additional Information under the heading “Lower-Rated (High-Risk) and Investment Grade Debt Securities” that lower-rated (high risk) debt securities are: (i) often referred to as “junk bonds” and (ii) speculative in nature.

Response: The requested disclosure was added to the Current Amendment.

  Comment: Disclosure appearing in the Statement of Additional Information under the heading “Foreign Securities” provides that Royce International Discovery Fund and Royce International Premier Fund “are not subject to any limitation on their respective investments in securities of foreign issuers” while disclosure appearing in the Statement of Additional Information under the heading “Developing Countries” provides that each of Royce International Discovery Fund and Royce International Premier Fund “may not invest more than 35% of its net assets in the securities of companies headquartered in developing countries.” Please clarify such Funds’ ability to invest in foreign securities and developing country securities as appropriate.

Response: Relevant disclosure appearing in the Prospectus and Statement of Additional Information contained in the Current Amendment has been revised to clarify the ability of Royce International Discovery Fund and Royce International Premier Fund to invest in foreign securities and developing country securities.

  Comment: In the “Distribution” section of the Statement of Additional Information, please disclose all information regarding the Funds’ distributor required to be disclosed under Items 25(a)(3) and 25(b) of Form N-1A.

Response: The Funds do not offer any share classes that are subject to an initial sales charge. Certain Funds offer Consultant Class shares, which impose contingent deferred sales charges, subject to certain enumerated exceptions, in connection with redemptions thereof that take place less than 365 days from the date of purchase. None of the other share classes offered by the Funds are subject to a contingent deferred sales charge. The Trust undertakes to include in the Subsequent Amendment information relating to contingent deferred sales charges imposed by the Funds’ distributor in connection with such redemptions of Consultant Class shares in accordance with the requirements of Items 25(a)(3) and 25(b) of Form N-1A.

* * * * *

We believe that the proposed modifications set forth in the Current Amendment are responsive to the designated Commission staff comments. As noted herein, the Trust hereby undertakes to incorporate its responses to Comment No. 1 and Comment No. 15 and make non-material updating changes in the Subsequent Amendment. Please contact me at (212) 508-4578 if you have any related questions or comments.

Very truly yours,

/s/John E. Denneen
John E. Denneen
General Counsel